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                         June 2, 2021

       Lynn Chen
       Senior Accountant
       Nisun International Enterprise Development Group Co., Ltd
       99 Danba Road
       Bldg C9
       Putuo District, Shanghai
       People's Republic of China

                                                        Re: Nisun International
Enterprise Development Group Co., Ltd
                                                            Registration
Statement on Form F-3
                                                            File No. 333-256550
                                                            Filed on May 27,
2021

       Dear Ms. Chen:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Anne
McConnell at 202-551-3709 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing